# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quest Resource Holding Corp, CIK 0001442236
CUSIP: 74836W203
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3481 Plano Parkway, The Colony, Texas (TX), 75056
Date of event which requires filing of this statement: 05/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000899083
Persons authorized to receive notices and communications: Robert L. Lawrence, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 519-5103

## Reporting persons
- Wynnefield Partners Small Cap Value, L.P. (CIK 0000899083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 843,247; shared voting power 0; sole dispositive power 843,247; shared dispositive power 0; aggregate amount beneficially owned 843,247 (4.1% of the class)
- Wynnefield Partners Small Cap Value, L.P. I (CIK 0001251565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,294,093; shared voting power 0; sole dispositive power 1,294,093; shared dispositive power 0; aggregate amount beneficially owned 1,294,093 (6.3% of the class)
- Wynnefield Small Cap Value Offshore Fund, Ltd. (CIK 0001030806): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 340,006; shared voting power 0; sole dispositive power 340,006; shared dispositive power 0; aggregate amount beneficially owned 340,006 (1.7% of the class)
- Wynnefield Capital, Inc. Profit Sharing Plan (CIK 0001289453): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 257,003; shared voting power 0; sole dispositive power 257,003; shared dispositive power 0; aggregate amount beneficially owned 257,003 (1.2% of the class)
- Wynnefield Capital Management, LLC (CIK 0001056835): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,137,340; shared voting power 0; sole dispositive power 2,137,340; shared dispositive power 0; aggregate amount beneficially owned 2,137,340 (10.4% of the class)
  Comment: Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.
- Wynnefield Capital, Inc. (CIK 0001251567): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 340,006; shared voting power 0; sole dispositive power 340,006; shared dispositive power 0; aggregate amount beneficially owned 340,006 (1.7% of the class)
  Comment: Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.
- Nelson Obus (CIK 0001017043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,734,349; shared voting power 0; sole dispositive power 2,734,349; shared dispositive power 0; aggregate amount beneficially owned 2,734,349 (13.3% of the class)
  Comment: Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), and a co-trustee of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Schedule 13D and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D.
- Joshua Landes (CIK 0001251568): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,734,349; shared voting power 0; sole dispositive power 2,734,349; shared dispositive power 0; aggregate amount beneficially owned 2,734,349 (13.3% of the class)
  Comment: Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), and a co-trustee of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Schedule 13D and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Quest Resource Holding Corp
Address of issuer's principal executive offices: 3481 Plano Parkway, The Colony, Texas (TX), 75056
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Wynnefield Partners Small Cap Value, L.P., a Delaware limited partnership ("Wynnefield Partners"), Wynnefield Partners Small Cap Value, L.P. I, a Delaware limited partnership ("Wynnefield Partners I"), Wynnefield Small Cap Value Offshore Fund, Ltd., a private investment company organized under the laws of the Cayman Islands ("Wynnefield Offshore"), Wynnefield Capital, Inc. Profit Sharing Plan, an employee profit sharing plan organized under the laws of the State of Delaware (the "Wynnefield Plan"), Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), Wynnefield Capital, Inc., a Delaware corporation ("WCI"), Nelson Obus, a citizen of the United States of America, and Joshua Landes, a citizen of the United States of America (collectively, the "Wynnefield Reporting Persons").
Residence or business address: The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.
Present principal occupation or employment: The principal business of each of Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore is to invest in securities. The principal business of the Wynnefield Plan is to serve as an employee-benefit plan conferring certain employee and long-term benefits to employees of Wynnefield Partners I and its affiliates. The principal business of WCM is to serve as the general partner and investment manager of each of Wynnefield Partners, Wynnefield Partners I, and certain of their respective affiliates from time to time. The principal business of WCI is to serve as the investment manager of Wynnefield Offshore, and certain of its affiliates from time to time. The principal occupation of Mr. Obus is serving as the president of WCI, the co-managing member of WCM and the co-trustee of the Wynnefield Plan. The principal occupation of Mr. Landes is serving as the vice-president of WCI, the co-managing member of WCM and the co-trustee of the Wynnefield Plan.
Criminal convictions in the last five years: During the last five years, none of the Wynnefield Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Wynnefield Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Wynnefield Partners, Wynnefield Partners I, the Wynnefield Plan and WCI is organized under the laws of the State of Delaware. Wynnefield Offshore is organized under the laws of the Cayman Islands. WCM is organized under the laws of the State of New York. Each of Messrs. Obus and Landes are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $8,472,971 (including brokerage commissions) (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially owns such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 7, 2025, the Wynnefield Reporting Persons entered into a Cooperation Agreement (the " Cooperation Agreement") with the Issuer. Pursuant to the terms of the Cooperation Agreement, the Board of Directors of the Issuer (the "Board") agreed to expand the size of the Board by one member and appoint Robert Lipstein (the "New Director") to the Board as a Class III director with a term expiring at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting") and to cause the New Director to be appointed to the Audit Committee of the Board. Pursuant to the Cooperation Agreement, during the Cooperation Period (as defined below), if the New Director is unable to serve as a director for any reason, the Wynnefield Reporting Persons and the Issuer shall cooperate to identify a replacement to fill the resulting vacancy in the manner provided in the Cooperation Agreement so long as the Wynnefield Reporting Persons continuously beneficially own, in the aggregate, at least the lesser of (i) 7.5% of the then-outstanding shares of Common Stock (as defined below), and (y) 1,545,480 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the "Ownership Minimum").The Cooperation Agreement further provides that the New Director (or any replacement director) shall resign if the Wynnefield Reporting Persons (i) fail at any time after the date of the Cooperation Agreement to maintain the Ownership Minimum, or (ii) deliver a notice during the Cooperation Period of an intent to nominate directors at a meeting of the Issuer's stockholders.

Under the terms of the Cooperation Agreement, the Wynnefield Reporting Persons have agreed to certain customary standstill provisions from the date of the Cooperation Agreement until the date that is 30 calendar days prior to the deadline for the submission of stockholder nominations of director candidates for the 2027 Annual Meeting (the "Cooperation Period"); provided, that if the Issuer provides an irrevocable written offer, subject to the Wynnefield Reporting Persons' acceptance of such offer, at least 15 calendar days prior to the expiration of the Cooperation Period to re-nominate the New Director for election at the 2027 Annual Meeting and the Wynnefield Reporting Persons accept such offer within five business days, of receipt of such offer, then the Cooperation Period shall be extended until the date that is 30 calendar days prior to the deadline for the submission of stockholder nominations of director candidates for the Issuer's 2028 annual meeting of stockholders.

Pursuant to the Cooperation Agreement, during the Cooperation Period, the Wynnefield Reporting Persons have agreed to appear in person or by proxy at any meeting of the Issuer's stockholders and vote all shares of Common Stock beneficially owned by them (i) in favor of the nominees for director recommended by the Board, against or withhold from voting in favor of the election of any director nominees not approved, recommended or nominated by the Board, and against any removal of any director of the Board, and (ii) in accordance with the Board's recommendations with respect to any other proposal submitted to stockholders; provided, however, that in the event both Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than the election or removal of directors), the Wynnefield Reporting Persons will be permitted to vote in accordance with such ISS and Glass Lewis recommendation; provided, further, that the Wynnefield Reporting Persons will be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction (as defined in the Cooperation Agreement).

The Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Wynnefield Reporting Persons and the Issuer. In addition, the parties have made customary representations and warranties. Each party is responsible for its own expenses incurred in connection with the negotiation and execution of the Cooperation Agreement, except that the Issuer agreed to reimburse the Wynnefield Reporting Persons for their reasonable and documented legal fees, not to exceed $10,650.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by the Cooperation Agreement and applicable law, may seek to engage in discussions with other stockholders and/or with management and the board of directors (the "Board") of the Issuer concerning the business, operations, future plans or corporate governance of the Issuer as well as the Board's composition and structure. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the shares of the Company's common stock, par value $0.001 ("Common Stock"), conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, subject to the restrictions set forth in the Cooperation Agreement, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 20,606,395 shares of Common Stock outstanding as of March 3, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the "Commission") on March 12, 2025.

As of May 7, 2025, the Wynnefield Reporting Persons beneficially owned in the aggregate 2,734,349 shares of Common Stock, constituting approximately 13.3% of the outstanding shares of Common Stock. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Wynnefield Reporting Persons as of the close of business on May 7, 2025.

WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, may be deemed to beneficially own the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes, as the co-managing members of WCM, may be deemed to beneficially own the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

WCI, as the sole investment manager of Wynnefield Offshore, may be deemed to beneficially own the shares of Common Stock that Wynnefield Offshore beneficially owns. Mr. Obus, as the president of WCI, may be deemed to beneficially own the shares of Common Stock that Wynnefield Offshore beneficially owns. Mr. Landes, as the vice-president of WCI, may be deemed to beneficially own the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes, as the co-trustees of the Wynnefield Plan, may be deemed to beneficially own the shares of Common Stock that the Wynnefield Plan beneficially owns.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Wynnefield Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Wynnefield Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of the Wynnefield Reporting Persons is a party to that certain Joint Filing Agreement, dated as of May 8, 2025 (the "Joint Filing Agreement"), pursuant to which each of the Wynnefield Reporting Persons agreed to jointly file this Schedule 13D and any and all future amendments hereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 99.2 and is incorporated herein by reference to its entirety in this response to Item 6.

The disclosure set forth in Item 4 of this Schedule 13D with respect to the Cooperation Agreement is incorporated into this Item 6 by reference.

Except for the agreements described in this Schedule 13D, to the best knowledge of the Wynnefield Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Cooperation Agreement, dated as of May 7, 2025, by and among Wynnefield Partners Small Cap Value, L.P.; Wynnefield Partners Small Cap Value, L.P. I; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Capital, Inc. Profit Sharing Plan; Wynnefield Capital Management, LLC; Wynnefield Capital, Inc.; Nelson Obus, Joshua Landes and Quest Resource Holding Corporation (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2025).

Exhibit 99.2 Joint Filing Agreement, dated as of May 8, 2025, by and among Wynnefield Partners Small Cap Value, L.P.; Wynnefield Partners Small Cap Value, L.P. I; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Capital, Inc. Profit Sharing Plan; Wynnefield Capital Management, LLC; Wynnefield Capital, Inc.; Nelson Obus and Joshua H. Landes.

## Signatures
- Wynnefield Partners Small Cap Value, L.P.: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (05/08/2025)
- Wynnefield Partners Small Cap Value, L.P. I: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (05/08/2025)
- Wynnefield Small Cap Value Offshore Fund, Ltd.: /s/ Nelson Obus, Nelson Obus, President of Wynnefield Capital, Inc., its Investment Manager (05/08/2025)
- Wynnefield Capital, Inc. Profit Sharing Plan: /s/ Nelson Obus, Nelson Obus, Co-Trustee (05/08/2025)
- Wynnefield Capital Management, LLC: /s/ Nelson Obus, Nelson Obus, Co-Managing Member (05/08/2025)
- Wynnefield Capital, Inc.: /s/ Nelson Obus, Nelson Obus, President (05/08/2025)
- Nelson Obus: /s/ Nelson Obus, Nelson Obus, Individually (05/08/2025)
- Joshua Landes: /s/ Joshua H. Landes, Joshua H. Landes, Individually (05/08/2025)